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                           June 8, 2023

       Anthony Dike
       Chief Executive Officer
       INTERCARE DX INC
       20280 South Vermont Avenue
       Suite 215
       Torrance, CA 90502

                                                        Re: INTERCARE DX INC
                                                            Post Qualification
Amendment No. 1 to Offering Circular on Form 1-A
                                                            Filed June 1, 2023
                                                            File No. 024-11567

       Dear Anthony Dike:

                                                        This is to advise you
that we do not intend to review your amendment.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Austin Pattan, Staff Attorney, (202) 551-6756 or Matthew Derby, Legal
       Branch Chief, at (202) 551-3334 with any questions.





                           Sincerely,


                           Division of Corporation Finance

                           Office of Technology
       cc:                                              Sean Doney